

Room 4561

August 8, 2006

Peter S. Norman
Chief Financial Officer and Principal Accounting Officer
Chordiant Software, Inc.
20400 Stevens Creek Blvd., Suite 400
Cupertino, California 95014

> **Re:** **Chordiant Software, Inc.**
> **Form 10-K for Fiscal Year Ended September 30, 2005**
> **Form 10-Q for Fiscal Quarter Ended December 31, 2005**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2006**
> **Forms 8-K Filed on February 9 and May 4, 2006**
> **File No. 0-29357**

Dear Mr. Norman,

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosures. Please be as detailed as necessary in your explanations. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended September 30, 2005

Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Research and Development, pages 60

1. Explain why you decided to capitalize costs related to a banking product in development during August 2004 (see your letter of January 3, 2006). Confirm that the capitalization began at the same time that technological feasibility was achieved. If not, provide us the amounts that should have been capitalized from

prior reporting periods. Your response should address whether your decision to capitalize was due to the significance of those costs. If so, provide us with an analysis that supports that conclusion. If not, indicate whether this change in "practice" was material to the fourth quarter of 2004 and to the years ending September 30, 2004 and 2005 using SAB 99. That is, consider the effects of capitalizing and amortizing instead of expensing along with the effects of other development projects that followed the "old" practice. In addition, provide us with an analysis that supports the company's policy that development costs between achieving technological feasibility and the general release of products have been insignificant (except for the banking product).

Revenue recognition, pages 58 and 59

2. We note your statement on page 17 that you have historically recognized a significant portion of your license and service revenue through the percentage-of-completion method. We further note that you separately classify revenue recognized under the percentage-of-completion method as license and service revenues based upon the estimated fair value of each element. Tell us why you believe that separately presenting the license and service revenue is proper under GAAP for purposes of presentation on the face of the statement of operations and for compliance with Rule 5-03(1) of Regulation S-X. In this regard, the application of contract accounting results in single amount of revenue that is a combination of license revenue and service revenue. That is, indicate the provisions in SOP 81-1 or SOP 97-2 that would support this presentation. Cite the accounting literature that supports your basis for separating the accounting elements.

3. We note that revenue is recognized as a subscription ratably over the term of the commitment period when you have an obligation to provide unspecified additional software products in the future. Tell us the prevalence of such obligations and how this model of recognition interacts with your revenue recognition for arrangements requiring recognition under SOP 81-1. Indicate the line-item that this revenue is being presented and provide support for that presentation.

Accounts Receivable, page 60

4. Explain why you do not report any amounts attributable to "unbilled receivables." In this regard, unbilled receivables are typically a result of applying the percentage-of-completion method in order to measure revenue earned but not billed. Further, provide us with a summary of the components and amounts classified as deferred revenue. Explain why each component should be classified as deferred revenue. We note that your description of backlog indicates that both unbilled amounts plus billed amounts are classified as deferred revenue (your page 29). Tell us why an unbilled amount should be included in deferred revenue.

Indicate whether you record the full contract amount when you sign a contract with a customer (i.e., recognize a receivable offset by deferred revenue). If so, indicate why you believe that this accounting is proper even though both parties have not performed and a receivable does not exist until performance begins. That is, the unbilled receivable should only be recognized as revenue is earned.

Note 19 – Restatement of Quarterly Results of Operations (Unaudited)

5. We note that you have "revalued" the 1,964,279 shares issued to the principal sellers of KiQ using the closing price of the day prior to the closing of the acquisition for the purchase price and deferred compensation calculation. Explain how your accounting for these shares complies with Issue 13 of EITF 00-23. It appears that the value of these shares used in purchase price calculation should be the same as the other shares issued (i.e., $2.17). The calculation of the deferred compensation should be based on the award's intrinsic value at the consummation date.

Forms 8-K filed on February 9, 2006 and May 4, 2006

6. We believe the non-GAAP operating statement columnar format appearing in the press releases filed as exhibits to the above-referenced filings may create the unwarranted impression to investors that the non-GAAP operating statement has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. Please remove that presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10 of Reg. S-K and the Division of Corporation Finance's Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, Question 8.

Forms 10-Q for Fiscal Quarters Ended December 31, 2005 and March 31, 2006

Condensed Consolidated Statements of Operations and Comprehensive Loss

7. We note your disclosures on the face of the Consolidated Statements of Operations regarding a discussion of pro-forma stock based compensation pursuant to SFAS 123(R). Please explain how the Company determined that such disclosure, which is normally included in the footnotes to the financial statements, is appropriate on the face of the statement of operations.

Note 2 – Summary of Significant Accounting Policies

Revenue recognition, page 8

8. With regard to revenue recognized as a result of your product co-development arrangements, tell us how you considered the requirements of paragraphs 72 and 73 of SOP 97-2 in determining your accounting policies for deferral of revenue and non-capitalization of software development costs. Describe the product that is subject to the co-development arrangement and the funding requirements, including any repayment provisions.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 34

9. We note that during the three months ended March 31, 2006 you recognized $5 million in revenue related to a four month term license that was negotiated "as a single, discrete arrangement for purposes of evaluating and testing the software" (page 34). Tell us about any other arrangements you have entered into with this customer and how you considered the guidance of TPA 5100.39 in determining that recognition of revenue from this arrangement on a stand-alone basis was appropriate. Describe the nature of this arrangement and explain why the customer entered into this license for only four months. Tell us whether you license software and provide services to this customer in addition to this term license. We may have further comments.

* * * * *

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tamara Tangen at (202) 551-3443 if you have any questions regarding our comments on the financial statements and related matters. Please contact me at (202) 551-3488 with any other questions.

Sincerely,

Stephen G. Krikorian
Branch Chief - Accounting